Exhibit 99.1

Luckin Coffee Inc. Announces Unaudited Fourth Quarter and Full Year 2021 Financial Results

Fourth Quarter Net Revenues Grew More than 80%; Fiscal Year 2021 Net Revenues up Nearly 100%

Opened 353 Net New Stores in Fourth Quarter; One of The Largest Coffee Networks in China with More than 6,000 Stores

Achieved 20.9% Store Level Profit for Self-Operated Stores in Fourth Quarter

Successful Conclusion of Provisional Liquidation

BEIJING, March 24, 2022 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended December 31, 2021 and fiscal year 2021.

COMPANY STATEMENT

“We are very pleased to report strong overall performance in the fourth quarter and fiscal year 2021,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “We opened more than 350 net new stores during the quarter and are one of the largest coffee networks in China by the number of outlets, with more than 6,000 stores as of December 31, 2021. Building on our positive momentum, the team has delivered strong same store sales growth for our self-operated stores resulting from increased number of transacting customers, increased items sold and higher average selling prices. For our partnership stores, we witnessed a substantial increase in revenue contribution as we expanded into lower-tier cities across China. This partnership model has proved highly complementary to our self-operated store strategy.”

Dr. Guo said, “Overall, we are pleased with the efficiency of our store operations and increased benefits of scale and operating leverage. These developments resulted in a material improvement in our self-operated store level margins and overall profitability profile during the fourth quarter and fiscal year 2021. These impressive results have further strengthened our market leadership position and are a strong testament to our unique value proposition, innovative product portfolio and premier brand recognition.”

Dr. Guo added, “The Company’s recent completion of the provisional liquidation plays a major role in advancing our growth strategy as it allows us to operate from a position of greater financial strength and unlock our full potential. As we enter 2022, we are energized and cognizant of predicted macroeconomic headwinds, including the recent outbreak of COVID in China. We remain dedicated to providing the innovative products and services that our customers have come to rely upon and driving improved returns on capital and long-term value for our shareholders.”

FOURTH QUARTER 2021 HIGHLIGHTS1

•	Total net revenues in the fourth quarter were RMB2,432.7 million (US$381.7 million), representing an increase of 80.7% from RMB1,345.9 million in the same quarter of 2020.

•	Net new store openings during the fourth quarter was 353, resulting in a quarter-over-quarter store unit growth of 6.2%, ending the period with 6,024 stores of which 4,397 self-operated stores and 1,627 partnership stores.

•	Average monthly transacting customers in the fourth quarter were 16.2 million, representing an increase of 67.1% from 9.7 million in the same quarter of 2020.

1 Please refer to the section “KEY DEFINITIONS” on Page 5 for detailed definitions on certain terms used.

•	Revenues from self-operated stores in the fourth quarter were RMB1,837.2 million (US$288.3 million), representing an increase of 61.0% from RMB1,141.1 million in the same quarter of 2020.

•	Same-store sales growth for self-operated stores in the fourth quarter was 43.6%, compared to 9.2% in the same quarter of 2020.

•	Store level operating profit – self-operated stores in the fourth quarter was RMB383.4 million (US$60.2 million) with store level operating profit margin of 20.9%, compared to RMB98.9 million with store level operating profit margin of 8.7% in the same quarter of 2020.

•	Revenues from partnership stores in the fourth quarter were RMB448.8 million (US$70.4 million), representing an increase of 248.4% from RMB128.8 million in the same quarter of 2020.

•	GAAP operating loss in the fourth quarter was RMB120.8 million (US$19.0 million) compared to RMB488.9 million in the same period in 2020. Non-GAAP operating loss in the fourth quarter was RMB23.6 million (US$3.7 million) which represents a material improvement of our operating results compared to a loss of RMB368.8 million in the same period in 2020. Our non-GAAP operating loss does not adjust for losses and expenses related to Fabricated Transactions and Restructuring which in the fourth quarter of 2021 and the same quarter last year were RMB109.4 million (US$17.2 million) and RMB89.8 million, respectively. Based on the current situation, the Company expects losses and expenses related to Fabricated Transactions and Restructuring to decrease in the second quarter of 2022, following the successful completion of the provisional liquidation during the first quarter of 2022.

FULL YEAR 2021 HIGHLIGHTS

•	Total net revenues in fiscal year 2021 were RMB7,965.3 million (US$1,249.9 million), representing an increase of 97.5% from RMB4,033.4 million in fiscal year 2020.

•	Net new store openings during fiscal year 2021 was 1,221, resulting in a year-over-year store unit growth of 25.4%, ending the period with 6,024 stores of which 4,397 self-operated stores and 1,627 partnership stores.

•	Average monthly transacting customers in fiscal year 2021 were 13.0 million, representing an increase of 55.2% from 8.4 million in fiscal year 2020.

•	Revenues from self-operated stores in fiscal year 2021 were RMB6,192.7 million (US$971.8 million), representing an increase of 78.3% from RMB3,472.8 million in fiscal year 2020.

•	Same-store sales growth for self-operated stores in fiscal year 2021 was 69.3%, compared to a same-store sales decrease of 7.8% in fiscal year 2020.

•	Store level operating profit – self-operated stores in fiscal year 2021 was RMB1,252.8 million (US$196.6 million) with store level operating profit margin of 20.2%, compared to a store level operating loss of RMB434.7 million with store level operating loss margin of 12.5% in fiscal year 2020.

•	Revenues from partnership stores in fiscal year 2021 were RMB1,306.1 million (US$205.0 million), representing an increase of 312.5% from RMB316.6 million in fiscal year 2020.

•	GAAP operating loss in fiscal year 2021 was RMB539.1 million (US$84.6 million), representing a significant reduction in operating loss from RMB2,587.3 million in fiscal year 2020. Non-GAAP operating loss in fiscal year 2021 was RMB236.3 million (US$37.1 million), compared to a loss of RMB2,493.8 million in fiscal year 2020. Our non-GAAP operating loss does not adjust for losses and expenses related to Fabricated Transactions and Restructuring which in fiscal year 2021 and 2020 were RMB339.6 million (US$53.3 million) and RMB475.3 million, respectively.

FOURTH QUARTER OF 2021 UNAUDITED FINANCIAL RESULTS

Total net revenues were RMB2,432.7 million (US$381.7 million) in the fourth quarter of 2021, representing an increase of 80.7% from RMB1,345.9 million in the same quarter of 2020. Net revenues growth was primarily driven by the increased average selling price for the Company’s products, the increase in the number of monthly transacting customers, the increase in our store footprint and the number of products sold.

•	Revenues from product sales were RMB1,983.8 million (US$311.3 million) in the fourth quarter of 2021, representing an increase of 63.0% from RMB1,217.1 million in the same quarter of 2020.

•	Net revenues from freshly brewed drinks were RMB1,771.1 million (US$277.9 million), representing 72.7% of total net revenues in the fourth quarter of 2021, compared to RMB1,061.1 million, or 78.8% of total net revenues, in the same quarter of 2020.

•	Net revenues from other products were RMB111.6 million (US$17.5 million), representing 4.6% of total net revenues in the fourth quarter of 2021, compared to RMB93.6 million, or 7.0% of total net revenues, in the same quarter of 2020.

•	Net revenues from others were RMB101.2 million (US$15.9 million), representing 4.2% of total net revenues in the fourth quarter of 2021, compared to RMB62.3 million, or 4.6% of total net revenues, in the same quarter of 2020.

•	Revenues from partnership stores were RMB448.8 million (US$70.4 million) in the fourth quarter of 2021, representing 18.5% of total net revenues, which is an increase of 248.4% compared to RMB128.8 million, or 9.6% of total net revenues, in the same quarter of 2020. For the fourth quarter of 2021, revenues from partnership stores included sales of materials of RMB302.0 million (US$47.4 million), sales of equipment of RMB45.0 million (US$7.1 million), profit sharing of RMB53.6 million (US$8.4 million) and other services of RMB48.2 million (US$7.5 million).

Total operating expenses were RMB2,553.4 million (US$400.7 million) in the fourth quarter of 2021, representing an increase of 39.2% from RMB1,834.8 million in the same quarter of 2020. The increase in total operating expenses was predominantly the result of the Company’s business expansion. Meanwhile, operating expenses as a percentage of net revenues decreased to 105.0% in the fourth quarter of 2021 from 136.3% in the same quarter of 2020, mainly driven by increased economies of scale and the Company’s technology-driven operations but was offset by a material increase in losses and expenses related to Fabricated Transactions and Restructuring in the fourth quarter, primarily related to legal and financial advisory services in relation to the successful completion of the provisional liquidation.

•	Cost of materials were RMB979.0 million (US$153.6 million) in the fourth quarter of 2021, representing an increase of 56.9% from RMB623.9 million in the same quarter of 2020, generally in line with the increase in the number of products sold and increase in sales of materials to partnership stores.

•

Store rental and other operating costs were RMB633.4 million (US$99.4 million) in the fourth quarter of 2021, representing an increase of 48.0% from RMB427.9 million in the same quarter of 2020, mainly due to the increase in accrued expenses in relation to labor costs in the fourth quarter of 2021, the increase in store rental due to increased number of stores and the increase in utilities and other store operating costs as a result of the increased number of items sold in the fourth quarter of 2021 compared to the same period last year.

•	Depreciation and amortization expenses were RMB100.4 million (US$15.8 million) in the fourth quarter of 2021, representing a decrease of 18.0% from RMB122.5 million in the same quarter of 2020, mainly due to the decrease in amortization of leasehold improvements for the stores whose leasehold improvements had been fully amortized before the fourth quarter of 2021.

•	Delivery expenses were RMB233.5 million (US$36.6 million) in the fourth quarter of 2021, representing an increase of 83.8% from RMB127.0 million in the same quarter of 2020, mainly due to the increase in the number of delivery orders. We separated delivery expenses out of sales and marketing expenses from the fourth quarter of 2021 to optimize our disclosure and better reflect the nature of our expenses. This reclassification is retrospectively applied.

•	Sales and marketing expenses were RMB98.7 million (US$15.5 million) in the fourth quarter of 2021, representing an increase of 54.2% from RMB64.0 million in the same quarter of 2020, mainly due to the increase in advertising expenses and commission fees to third-party delivery platforms in line with the increase in the number of delivery orders. We separated delivery expenses out of sales and marketing expenses from the fourth quarter of 2021 to optimize our disclosure and better reflect the nature of our expenses. This reclassification is retrospectively applied.

•	General and administrative expenses were RMB389.0 million (US$61.1 million) in the fourth quarter of 2021, representing an increase of 25.5% from RMB309.9 million in the same quarter of 2020. The increase in general and administrative expenses was mainly driven by (i) the increased share-based compensation following the adoption of the 2021 Equity Incentive Plan as announced on January 25, 2021, (ii) the increased payroll costs for headquarter staff, (iii) the increased expenditures for office supplies, and (iv) the increased professional service fees.

•	Store preopening and other expenses were RMB7.7 million (US$1.2 million) in the fourth quarter of 2021, compared to RMB0.5 million in the same quarter of 2020, mainly due to more stores opened in the fourth quarter of 2021.

•	Impairment loss of long-lived assets were RMB2.4 million (US$0.4 million) in the fourth quarter of 2021, which was provided for a batch of old equipment that was not adapted to the production of new products as a result of product iteration, compared to RMB69.3 million in the same quarter of 2020.

•	Losses and expenses related to Fabricated Transactions and Restructuring were RMB109.4 million (US$17.2 million) in the fourth quarter of 2021, representing an increase of 21.8% from RMB89.8 million in the same quarter of 2020, which consisted primarily of (i) professional and legal fees for U.S. securities litigations negotiations and claims, (ii) professional and legal fees for the restructuring of convertible senior notes, (iii) professional fees and expenses reimbursed for the Joint Provisional Liquidators (“JPLs”), and (iv) other advisory service fees. The Company expects losses and expenses related to Fabricated Transactions and Restructuring to go down in the second quarter of 2022 following the successful completion of the provisional liquidation during the first quarter of 2022.

•	Store level operating profit margin - self-operated stores was 20.9% in the fourth quarter of 2021, compared to 8.7% in the same quarter of 2020, primarily due to the increase of the average selling price of the products and number of products sold, as well as benefits of economies of scale. Store level operating margin – self-operated stores, however, decreased sequentially from 25.2% in the third quarter of 2021, largely due to a sequential decrease of higher margin iced coffee and non-coffee products which are predominantly sold in hotter months and the impact of higher accrued payroll expenses for our store employees in the fourth quarter.

Operating loss was RMB120.8 million (US$19.0 million) in the fourth quarter of 2021, compared to an operating loss of RMB488.9 million in the same quarter of 2020. Non-GAAP operating loss was RMB23.6 million (US$3.7 million) in the fourth quarter of 2021, compared to a non-GAAP operating loss of RMB368.8 million in the same quarter of 2020. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Net income was RMB921.3 million (US$144.6 million) in the fourth quarter of 2021, including a reversal of provision for SEC settlement of RMB1,146.5 million (US$179.9 million) which was recognized and recorded in the fourth quarter of 2020, compared to a net loss of RMB2,336.6 million in the same quarter of 2020. Non-GAAP net income was RMB27.3 million (US$4.3 million) in the fourth quarter of 2021, compared to net income of RMB186.8 million in the same quarter of 2020. The Non-GAAP net income in the fourth quarter of 2020 included a recognition of income tax benefit amounting to RMB638.9 million resulting from a preferential tax policy to mitigate the negative impact of the COVID-19 in 2020.

Basic and diluted net income per ADS was RMB3.60 (US$0.56) and RMB3.36 (US$0.56) in the fourth quarter of 2021, respectively, compared to basic and diluted net loss per ADS of RMB9.20 and RMB9.20 in the same quarter of 2020, respectively.

Non-GAAP basic and diluted net income per ADS was RMB0.08 (US$0.01) and RMB0.08 (US$0.01) in the fourth quarter of 2021, respectively, compared to basic and diluted net income of RMB0.80 and RMB0.80 in the same quarter of 2020.

Net cash used in operating activities was RMB14.4 million (US$2.3 million) in the fourth quarter of 2021, compared to RMB131.9 million in net cash used in the same quarter of 2020. The improvement was primarily driven by the Company’s improved business operations, realized store level profitability and enhanced ability to generate revenue.

Cash and cash equivalents, restricted cash and short-term investments were RMB6,555.3 million (US$1,028.7 million) as of December 31, 2021, compared to RMB5,189.0 million as of December 31, 2020. The increase was primarily contributed to the proceeds from the issuance of senior preferred shares.

KEY OPERATING DATA

	For the three months ended or as of
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2020	2020	2020	2021	2021	2021	2021
Total stores	5,091	4,831	4,803	4,951	5,259	5,671	6,024
Self-operated stores	4,267	3,952	3,929	3,939	4,018	4,206	4,397
Partnership stores	824	879	874	1,012	1,241	1,465	1,627

Same-store sales growth for self-operated stores	(6.8)%	0.3%	9.2%	94.5%	71.8%	75.8%	43.6%

Average monthly transacting customers (in thousands)	8,945	8,215	9,712	8,728	12,285	14,722	16,229

KEY DEFINITIONS

•	Total net revenues include revenues from product sales and revenues from partnership stores.

•	Revenues from product sales include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, unmanned machines, e-commerce and revenue from delivery for self-operated stores.

•	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores.

•	Revenues from partnership stores include net revenue from the sales of materials, equipment, and other services including delivery and pre-opening services provided to partnership stores and profit sharing from partnership stores.

•	Same-store sales growth for self-operated stores. Defined as growth rate of total revenue from self-operated stores that has been in operation as at comparable period beginning and was not closed before current period ending with the number of average operating days over 15 per month over both current period and last year’s comparable period.

•	Store level operating profit/(loss) - self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees, store preopening and other expenses from our self-operated store revenues.

•	Store level operating profit/(loss) margin - self-operated stores. Calculated by dividing store level operating profit/(loss) by total revenues from self-operated stores.

•	Total number of stores. The number of stores open at the ending of the period, excluding unmanned machines.

•	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

•	Non-GAAP operating loss. Calculated by operating loss excluding recurring item of share-based compensation expenses and non-recurring item of impairment of long-lived assets upon its occurrence.

•	Non-GAAP net income/(loss). Calculated by net (loss)/income excluding recurring item of share-based compensation expenses and non-recurring items inclusive of impairment of long-lived assets, provision/reversal for SEC settlement, provision for equity litigants settlement and impairment of trust investments upon their occurrence.

•	Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. Calculated by adjusting net (loss)/income attributable to the Company's ordinary shareholders excluding share-based compensation expenses and non-recurring items inclusive of impairment of long-lived assets, provision/reversal for SEC settlement, provision for equity litigants settlement and impairment of trust investments upon their occurrence.

•	Non-GAAP basic and diluted net income/(loss) per shares. Calculated as non-GAAP net income/loss attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

•	Non-GAAP basic and diluted net income/(loss) per ADSs. Calculated as non-GAAP net income/loss attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses adjusted operating income/loss and adjusted net income/loss, each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating loss as operating loss excluding recurring item of share-based compensation expenses and non-recurring item of impairment loss of long-lived assets upon its occurrence, non-GAAP net income/(loss) as net (loss)/income excluding recurring item of share-based compensation expenses, non-recurring items inclusive of impairment loss of long-lived assets, provision/reversal for SEC settlement, provision for equity litigants settlement and impairment of trust investments upon their occurrence and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net (loss)/income attributable to the Company’s ordinary shareholders excluding share-based compensation expenses, non-recurring items inclusive of impairment loss of long-lived assets, provision/reversal for SEC settlement, provision for equity litigants settlement and impairment of trust investments upon their occurrence.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

EXCHANGE RATE INFORMATION

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Other than proceeds from the issuance of Series B-1 convertible redeemable preferred shares, IPO, senior preferred shares and the concurrent private placement stated, all translations from RMB to US$ were made at the rate of RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@lkcoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@lkcoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2020

AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021

(Amounts in thousands of RMB and US$, except for number of shares)

	As of December 31,
	2020	2021 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,806,023	6,477,636	1,016,482
Restricted cash	110,000	58,200	9,133
Short-term investments	250,000	-	-
Accounts receivable, net	17,381	38,605	6,058
Receivables from online payment platforms	25,728	171,562	26,922
Inventories, net	275,568	593,340	93,108
Prepaid expenses and other current assets, net	935,497	1,044,007	163,828
Total current assets	6,420,197	8,383,350	1,315,531

Non-current assets:
Property and equipment, net	2,070,458	1,805,101	283,260
Restricted cash	23,022	19,438	3,050
Other non-current assets, net	170,002	163,926	25,724
Deferred tax assets, net	638,720	702,941	110,307
Operating lease, right-of-use asset	-	1,237,734	194,227
Total non-current assets	2,902,202	3,929,140	616,568
TOTAL ASSETS	9,322,399	12,312,490	1,932,099

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	209,695	293,700	46,088
Accrued expenses and other liabilities	703,117	1,322,006	207,452
Deferred revenues	88,174	96,212	15,098
Convertible senior notes	-	2,931,396	460,000
Payable for equity litigants settlement	-	1,350,257	211,885
Operating lease liabilities-current	-	598,062	93,850
Total current liabilities	1,000,986	6,591,633	1,034,373

Non-current liabilities:
Other non-current liabilities	197,091	-	-
Convertible senior notes	3,001,500	-	-
Payable for SEC settlement	1,174,500	-	-
Payable for equity litigants settlement	1,223,438	-	-
Operating lease liabilities-non current	-	575,060	90,239
Total non-current liabilities	5,596,529	575,060	90,239
Total liabilities	6,597,515	7,166,693	1,124,612

Commitments and contingencies

Mezzanine equity
Senior Preferred Shares	-	1,514,660	237,683

Shareholders’ equity:
Class A Ordinary shares	20	21	3
Class B Ordinary shares	2	2	-
Additional paid-in capital	14,744,569	15,037,992	2,359,789
Accumulated deficits	(12,452,882)	(11,768,626)	(1,846,754)
Accumulated other comprehensive income	364,054	359,131	56,355
Statutory reserves	603	2,617	411
Total Company’s ordinary shareholders’ equity	2,656,366	3,631,137	569,804

Non-controlling interests	68,518	-	-
Total shareholders’ equity	2,724,884	3,631,137	569,804
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	9,322,399	12,312,490	1,932,099

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

(LOSS)/INCOME FOR THE THREE MONTHS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the years ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	1,217,062	1,983,827	311,306	3,716,791	6,659,218	1,044,977
Revenues from partnership stores	128,816	448,837	70,432	316,627	1,306,105	204,956
Total net revenues	1,345,878	2,432,664	381,738	4,033,418	7,965,323	1,249,933

Cost of materials	(623,943)	(979,013)	(153,629)	(1,995,380)	(3,198,552)	(501,923)
Store rental and other operating costs	(427,856)	(633,373)	(99,390)	(1,726,619)	(2,036,772)	(319,614)
Depreciation and amortization expenses	(122,495)	(100,407)	(15,756)	(483,421)	(465,384)	(73,029)
Delivery expenses	(126,999)	(233,480)	(36,638)	(414,808)	(819,549)	(128,605)
Sales and marketing expenses	(63,974)	(98,656)	(15,481)	(462,112)	(336,855)	(52,860)
General and administrative expenses	(309,900)	(389,047)	(61,050)	(981,645)	(1,269,988)	(199,289)
Store preopening and other expenses	(476)	(7,686)	(1,206)	(9,982)	(16,352)	(2,566)
Impairment loss of long-lived assets	(69,347)	(2,417)	(379)	(71,467)	(21,368)	(3,353)
Losses and expenses related to Fabricated Transactions and Restructuring	(89,809)	(109,362)	(17,161)	(475,252)	(339,557)	(53,284)
Total operating expenses	(1,834,799)	(2,553,441)	(400,690)	(6,620,686)	(8,504,377)	(1,334,523)
Operating loss	(488,921)	(120,777)	(18,952)	(2,587,268)	(539,054)	(84,590)

Interest income	34,302	23,176	3,637	135,713	102,248	16,045
Interest and financing expenses	(9,591)	(7,900)	(1,240)	(116,471)	(35,490)	(5,569)
Foreign exchange (loss)/gain, net	(41,153)	9,104	1,429	(70,937)	120,166	18,857
Other expenses, net	(66,905)	(18,470)	(2,898)	(58,635)	(16,513)	(2,591)
(Provision)/reversal for SEC settlement	(1,177,074)	1,146,474	179,907	(1,177,074)	1,146,474	179,907
Provision for equity litigants	(1,226,119)	(155,314)	(24,372)	(1,226,119)	(155,314)	(24,372)
Impairment of trust investments settlement	-	-	-	(1,140,000)	-	-

Net (loss)/income before income taxes	(2,975,461)	876,293	137,511	(6,240,791)	622,517	97,687
Income tax benefit	638,887	45,033	7,067	637,801	63,861	10,021
Net (loss)/income	(2,336,574)	921,326	144,578	(5,602,990)	686,378	107,708

Less: Net (loss)/income attributable to non-controlling interests	(14,506)	-	-	(13,885)	108	17
Net (loss)/income attributable to the Company’s ordinary shareholders	(2,322,068)	921,326	144,578	(5,589,105)	686,270	107,691

Net (loss)/income per ordinary share: - Basic	(1.15)	0.45	0.07	(2.76)	0.34	0.05
Net (loss)/income per ordinary share: - Diluted	(1.15)	0.42	0.07	(2.76)	0.32	0.05
Net (loss)/income per ADS (8 ordinary shares per ADS): - Basic	(9.20)	3.60	0.56	(22.08)	2.72	0.40
Net (loss)/income per ADS (8 ordinary shares per ADS): - Diluted	(9.20)	3.36	0.56	(22.08)	2.56	0.40
Weighted average shares outstanding used in calculating basic and diluted (loss)/income per share: - Basic	2,025,174,797	2,025,936,330	2,025,936,330	2,021,919,061	2,025,366,744	2,025,366,744
Weighted average shares outstanding used in calculating basic and diluted (loss)/income: - Diluted	2,025,174,797	2,215,544,209	2,215,544,209	2,021,919,061	2,135,844,257	2,135,844,257

Net (loss)/income	(2,336,574)	921,326	144,578	(5,602,990)	686,378	107,708
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	125,466	52,103	8,176	286,697	(4,923)	(773)
Total comprehensive (loss)/income	(2,211,108)	973,429	152,754	(5,316,293)	681,455	106,935
Less: Total comprehensive (loss)/income attributable to non-controlling interests	(14,506)	-	-	(13,885)	108	17
Total comprehensive (loss)/income attributable to ordinary shareholders	(2,196,602)	973,429	152,754	(5,302,408)	681,347	106,918

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the years ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(131,892)	(14,397)	(2,259)	(2,376,832)	123,447	19,372
Net cash (used in)/provided by investing activities	(6,293)	(49,951)	(7,839)	(1,712,333)	337	52
Net cash provided by financing activities	-	1,514,660	237,683	4,029,070	1,514,660	237,683
Effect of foreign exchange rate changes on cash and cash equivalents	(66,925)	(6,656)	(1,044)	17,711	(22,215)	(3,486)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(205,110)	1,443,656	226,541	(42,384)	1,616,229	253,621
Cash and cash equivalents and restricted cash at beginning of period	5,144,155	5,111,618	802,124	4,981,429	4,939,045	775,044
Cash and cash equivalents and restricted cash at end of period	4,939,045	6,555,274	1,028,665	4,939,045	6,555,274	1,028,665

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP

MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the years ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating loss
Operating loss	(488,921)	(120,777)	(18,952)	(2,587,268)	(539,054)	(84,590)
Adjusted for:
Share-based compensation expenses	50,799	97,140	15,243	22,029	302,734	47,505
Impairment loss of long-lived assets	69,347	-	-	71,467	-	-
Non-GAAP operating loss	(368,775)	(23,637)	(3,709)	(2,493,772)	(236,320)	(37,085)

B. Non-GAAP net (loss)/income
Net (loss)/income	(2,336,574)	921,326	144,578	(5,602,990)	686,378	107,708
Adjusted for:
Share-based compensation expenses	50,799	97,140	15,243	22,029	302,734	47,505
Impairment loss of long-lived assets	69,347	-	-	71,467	-	-
Reversal/(provision) for SEC settlement	1,177,074	(1,146,474)	(179,907)	1,177,074	(1,146,474)	(179,907)
Provision for equity litigants settlement	1,226,119	155,314	24,372	1,226,119	155,314	24,372
Impairment of trust investments	-	-	-	1,140,000	-	-
Non-GAAP net income/(loss)*	186,765	27,306	4,286	(1,966,301)	(2,048)	(322)

C. Non-GAAP net income/(loss) per share — basic and diluted
Net (loss)/income attributable to the Company’s ordinary shareholders	(2,322,068)	921,326	144,578	(5,589,105)	686,270	107,691
Add:
Share-based compensation expenses	50,799	97,140	15,243	22,029	302,734	47,505
Impairment loss of long-lived assets	69,347	-	-	71,467	-	-
Reversal/(provision) for SEC settlement	1,177,074	(1,146,474)	(179,907)	1,177,074	(1,146,474)	(179,907)
Provision for equity litigants settlement	1,226,119	155,314	24,372	1,226,119	155,314	24,372
Impairment of trust investments	-	-	-	1,140,000	-	-
Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders*	201,271	27,306	4,286	(1,952,416)	(2,156)	(339)

Weighted average shares outstanding used in calculating basic and diluted income/(loss) per share - basic	2,025,174,797	2,025,936,330	2,025,936,330	2,021,919,061	2,025,366,744	2,025,366,744
Weighted average shares outstanding used in calculating basic and diluted income/(loss) per share - diluted	2,067,706,003	2,215,544,209	2,215,544,209	2,021,919,061	2,025,366,744	2,025,366,744
Non-GAAP net income/(loss) per share — Basic	0.10	0.01	0.00	(0.97)	0.00	0.00
Non-GAAP net income/(loss) per share — Diluted	0.10	0.01	0.00	(0.97)	0.00	0.00

Non-GAAP net income/(loss) per ADS — Basic	0.80	0.08	0.01	(7.76)	0.00	0.00
Non-GAAP net income/(loss) per ADS — Diluted	0.80	0.08	0.01	(7.76)	0.00	0.00

* Differences in the definition of Non-GAAP indicators between this earnings announcement and 2020 Form 20-F are contributable to the items that occurred beyond the reporting periods of this earnings announcement, including accretion to redemption value of convertible redeemable preferred shares, change in the fair value of warrant liability. In the fourth quarter of 2021, impairment loss of long-lived assets was due to normal operation, rather than unexpected events such as store closure caused by the COVID-19, therefore, removed from Non-GAAP adjustment items.